Exhibit 99.1

China Zenix Auto International Limited Reports 21.8% Revenue Growth
 in 2018 First Quarter

- Revenue rose to RMB816.2 million (US$130.1 million) -
- The Company’s year-over-year net profit increased by 102.4% to RMB26.1 million
(US$4.2 million) -

ZHANGZHOU, China, May 17, 2018 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the first quarter ended March 31, 2018.

Financial Highlights

First Quarter 2018:

●	Revenue was RMB816.2 million (US$130.1 million), up 21.8% year-over-year;
●	Sales to the Chinese OEM market increased by 33.8% year-over-year;
●	Sales of aluminum wheels increased by 99.1% year-over-year;
●	Gross margin was 15.4%;
●
Net profit and total comprehensive income for the period was RMB26.1 million (US$4.2 million) with earnings per American Depositary Share (“ADS”) of RMB0.51 (US$0.08) compared with a net profit and total comprehensive income of RMB12.9 million with earnings per ADS of RMB0.25 in the first quarter of 2017.

Mr. Junqiu Gao, Deputy CEO and Chief Sales and Marketing Officer of Zenix Auto, commented, "The combined effects of the Chinese government’s anti-truck overloading policy, supply-side reforms and higher fixed asset investments, revitalized new truck demand. Also, the aftermarket demand began to slowly rebound after the two past sluggish years. We expect the margin to continue to improve as the utilization rate of our aluminum wheel production line continues to rise, and product price adjustments continue.”

Mr. Martin Cheung, CFO of Zenix Auto, commented, "In an environment of high raw material costs, we proactively adjusted pricing of our end products. As a result, our gross margin improved from 14.7% in the fourth quarter of 2017 to 15.4% in the first quarter of 2018. In the meantime, our increased shipments of aluminum wheels also positively contributed to the overall margin improvement."

2018 First Quarter Results

Revenue for the first quarter increased 21.8% to RMB816.2 million (US$130.1 million) from RMB 670.4 million in the first quarter of 2017. The increase in revenue on a year-over-year basis was mainly due to strong sales to the domestic truck OEM market which

Exhibit 99.1

was driven by Chinese government’s enforcement of its anti-truck overloading policy. The increase in total revenue was also attributable to the upward price adjustments in response to rising raw material costs.

Sales to the Chinese OEM market increased by 33.8% year-over-year to RMB465.1 million (US$74.1 million) in the first quarter of 2018 compared to RMB347.6 million in the same quarter of 2017. Total unit sales in the OEM market increased by 11.6% year-over-year during the first quarter of 2018.

Aftermarket sales in China increased by 9.7% year-over-year to RMB253.9 million (US$40.5 million) in the first quarter of 2018 from RMB231.5 million in the first quarter of 2017. Total unit sales in the aftermarket increased by 1.7% year-over-year as the aftermarket wheel segment began to recover after two sluggish years.

International sales increased by 6.5% year-over-year to RMB97.2 million (US$15.5 million) in the first quarter of 2018 compared to sales of RMB91.2 million in the first quarter of 2017. Total unit sales in the international sales decreased by 3.6% year-over-year in the first quarter of 2018 mainly due to continued weak demand in Southeastern Asian countries.

In the first quarter of 2018, domestic OEM sales, domestic aftermarket sales and international sales contributed 57.0%, 31.1% and 11.9% of revenue, respectively.

Sales of tubed steel wheels accounted for 45.7% of 2018 first quarter revenue compared to 44.9% in the same quarter in 2017. Tubeless steel wheel sales represented 41.3% of 2018 first quarter revenue compared to 45.4% in the same quarter of 2017. While tubed and tubeless steel wheel sales remain the main sources of revenue for the Company, sales of aluminum wheels increased by 99.1% year-over-year and accounted for 9.5% of first quarter revenue as compared to 5.8% in the same quarter a year ago. The tightened regulation by the Chinese government to curb emissions and increase road safety continued to fuel high demand for light-weight tubeless and aluminum wheels.

First quarter gross profit increased by 19.1% to RMB125.9 million (US$20.1 million), compared to RMB105.7 million in the same quarter in 2017. Gross margin was 15.4%, compared with 15.8% in the first quarter of 2017. The decrease in gross margin on a year-over-year basis was mainly due to higher raw material costs. The Company raised selling prices during the first quarter in all markets. However,  in order to capture the aftermarket recovery, the price adjustment in this segment was not high enough to offset the increase in raw material costs, causing a slight deterioration in overall gross margin.

Selling and distribution expenses increased by 6.1% to RMB45.0 million (US$7.2 million) from RMB42.4 million in the first quarter of 2017. The increase in selling and distribution expenses was primarily caused by higher sales in the first quarter of 2018 compared with the same quarter last year. As a percentage of revenue, selling and distribution expenses were 5.5% in the first quarter of 2018, compared to 6.3% in the same quarter a year ago.

Exhibit 99.1

Research and development ("R&D") expenses decreased by 8.3% to RMB12.9 million (US$2.0 million), compared to RMB14.0 million in the first quarter of 2017. R&D as a percentage of revenue was 1.6% in the first quarter of 2018, compared to 2.1% in the same quarter a year ago. As the Company’s aluminum and new steel products continue to mature, R&D expenses were reduced.

Administrative expenses decreased by 2.9% to RMB30.7 million (US$4.9 million) from RMB31.6 million in the first quarter of 2017. As a percentage of revenue, administrative expenses were 3.8%, compared to 4.7% of revenue in the first quarter of 2017.

Net income and total comprehensive income were RMB26.1 million (US$4.2 million) in the first quarter of 2018 compared to net income and total comprehensive income of RMB12.9 million for the first quarter of 2017.

Basic and diluted income per ADS were RMB0.51 (US$0.08) in the first quarter of 2018 compared to basic and diluted income per ADS of RMB0.25 in the first quarter of 2017.

In the first quarter of 2018, the Company recorded net cash flow from operating activities of RMB39.3 million (US$6.3 million). Higher sales to the domestic OEM market increased total account receivables and inventories. Days Sales Outstanding (DSO) remained at 58 days in the first quarter of 2018, slightly increased from 57 days for the full year of 2017. The Company did not incur any capital expenditures for the purchase of property, plant and equipment in the first quarter of 2018.

During the first quarter of 2018 and 2017, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

As of March 31, 2018, Zenix Auto had bank balances and cash of RMB783.7 million (US$124.9 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$46.2 million). Total bank borrowings were RMB558.0 million (US$89.0 million). Total equity attributable to owners of the Company was RMB2,572.8 million (US$410.2 million).

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, May 17, 2018 at 8:00 a.m. EDT/ 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

A replay will be available shortly after the conclusion of the conference call through June 17, 2018, at 8:00 a.m. EDT. Interested parties may access the replay by dialing +1-877-481-4010 (U.S. Toll Free) or +1-919-882-2331 (International) and using Conference ID 29037 to access the replay.

Exhibit 99.1

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.2726 to US$1.00, the effective noon buying rate as of March 31, 2018 in The City of New York, for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 798 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 75 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of March 31, 2018. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Awaken Advisors
Tel: +1-(212) 521-4050
Email: Kevin.Theiss@awakenlab.com

- tables follow –

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Profit or Loss
 and Other Comprehensive Income
For the three months ended March 31, 2018 and 2017
(RMB and US$ amounts expressed in thousands, except number of shares and ADSs and per share data)

	Three Months Ended March 31,

	2017 Q1	2018 Q1	2018 Q1
	RMB' 000	RMB' 000	US$' 000
Revenue	670,356	816,207	130,123
Cost of sales	(564,640)	(690,294)	(110,049)
Gross profit	105,716	125,913	20,074
Other operating income	6,416	4,174	665
Net exchange loss	(306)	(2,457)	(392)
Selling and distribution costs	(42,435)	(45,015)	(7,176)
Research and development expenses	(14,017)	(12,855)	(2,049)
Administrative expenses	(31,621)	(30,707)	(4,895)
Finance costs	(5,290)	(5,670)	(904)
Profit before taxation	18,463	33,383	5,323
Income tax expense	(5,546)	(7,235)	(1,153)

Profit and total comprehensive income for the period	12,917	26,148	4,170

Earnings per share
Basic	0.06	0.13	0.02
Diluted	0.06	0.13	0.02
Earnings per ADS
Basic	0.25	0.51	0.08
Diluted	0.25	0.51	0.08

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statements of Financial Position
(RMB and US$ amounts expressed in thousands)

	December 31, 2017	March 31, 2018	March 31, 2018
	RMB'000	RMB'000	US$' 000
ASSETS
Current Assets
Inventories	178,034	248,831	39,670
Trade and other receivables and prepayments	900,162	937,899	149,523
Prepaid lease payments	9,425	9,425	1,503
Pledged bank deposits	35,200	39,800	6,345
Fixed bank deposits with maturity period over three months	290,000	290,000	46,233
Bank balances and cash	751,612	783,729	124,945
Total current assets	2,164,433	2,309,684	368,219

Non-Current Assets
Property, plant and equipment	1,272,774	1,235,260	196,929
Prepaid lease payments	367,024	364,668	58,137
Deferred tax assets	25,500	26,127	4,165
Intangible assets	17,000	17,000	2,710
Total non-current assets	1,682,298	1,643,055	261,941
Total assets	3,846,731	3,952,739	630,160

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	635,425	708,803	113,000
Amount due to shareholders	8,742	10,597	1,690
Taxation payable	3,573	8,606	1,372
Bank borrowings	558,000	558,000	88,958
Total current liabilities	1,205,740	1,286,006	205,020

Deferred tax liabilities	86,670	86,463	13,784
Deferred income	7,699	7,500	1,196
Total non-current liabilities	94,369	93,963	14,980
Total liabilities	1,300,109	1,379,969	220,000

EQUITY
Share capital	136	136	22
Paid in capital	392,076	392,076	62,506
Reserves	2,154,410	2,180,558	347,632
Total equity attributable to owners of the company	2,546,622	2,572,770	410,160
Total equity and liabilities	3,846,731	3,952,739	630,160

Exhibit 99.1

China Zenix Auto International Limited
Unaudited Condensed Consolidated Statement of Cash Flows
For the three months ended March 31, 2018
(RMB and US$ amounts expressed in thousands)

	Three Months Ended
OPERATING ACTIVITIES	March 31, 2018
	RMB' 000	US$' 000
Profit before taxation	33,383	5,323
Adjustments for:
Amortization of prepaid lease payments	2,356	376
Depreciation of property plant and equipment	37,816	6,028
Release of deferred income	(199)	(32)
Finance costs	5,670	904
Loss on disposal of property, plant and equipment	5	1
Interest income	(3,272)	(522)
Operating cash flows before movements in working capital	75,759	12,078
Increase in inventories	(70,797)	(11,287)
Increase in trade and other receivables and prepayments	(39,508)	(6,299)
Increase in trade and other payables and accruals	73,378	11,698
Cash generated from operations	38,832	6,190
Interest received	3,559	567
PRC income tax paid	(3,036)	(484)
NET CASH FROM OPERATING ACTIVITIES	39,355	6,273
INVESTING ACTIVITIES
Placement of pledged bank deposits	(4,600)	(733)
Proceeds on disposal of property, plant and equipment	39	6
Placement of fixed bank deposits with maturity periods over three months	(240,000)	(38,262)
Withdrawal of fixed bank deposits with maturity periods over three months	240,000	38,262
NET CASH USED IN INVESTING ACTIVITIES	(4,561)	(727)
FINANCING ACTIVITIES
New bank borrowings raised	(255,000)	(40,653)
Repayment of bank borrowings	255,000	40,653
Interest paid	(6,016)	(959)
Advance from shareholder	1,855	296
NET CASH USED IN FINANCING ACTIVITIES	(4,161)	(663)
NET INCREASE IN CASH AND CASH EQUIVALENTS	30,633	4,883
Cash and cash equivalents at beginning of the period	751,612	119,825
Effect of foreign exchange rate changes	1,484	237
Cash and cash equivalents at end of the period	783,729	124,945